

UNITED STATES

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2013

<u>Via E-mail</u>
Yushan Wan
Acting Chief Financial Officer
Simcere Pharmaceutical Group
No. 699-18 Xuan Wu Avenue
Zuan Wu District, Nanjing
Jiangsu Province  210042
People's Republic of China

  **Re: Simcere Pharmaceutical Group**
    **Form 20-F for the Fiscal Year Ended December 31, 2012**
    **Filed April 26, 2013**
    **File No. 001-33398**

Dear Mr. Wan:

  We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Joel Parker

        Joel Parker
        Accounting Branch Chief